February 20, 2008, Vancouver, BC - Globetech Ventures Corp. (the 'Company') is pleased to announce that, it has arranged a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit for gross proceeds of $100,000.

 Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant may be exercisable for a period of two years to acquire an additional common share of the Company at a price of $0.15 per share purchase warrant. The common shares, and share purchase warrants issued under this financing will be subject to a 4 month hold period from the date of closing.

 Finder's fees in the form of cash and/or securities will be paid or issued at a rate of 8%.


 On Behalf of the Board

 "Casey Forward"
  President




 Date:   February 20, 2008